UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 September 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony hosts Analysts and Investors in PNG

Johannesburg, 21 September 2012: Harmony Gold Mining Company Limited will be hosting analysts from Monday, 24 September 2012 to Thursday 27 September 2012, at its Papua New Guinean (PNG) operations.

Presentations will be delivered during this visit in which the Harmony management as well as management of the Morobe Mining Joint ventures (MMJV) (the 50:50 joint ventures of Harmony and Newcrest Mining Ltd) will share their insight into the PNG operations and projects.

The presentations will be made available on the company's website at www.harmony.co.za as they are delivered:

- Hidden Valley: 25 September 2012 at 2:00am SA time

- MMJV Exploration: 25 September 2012 at 8:00am SA time

- PNG fiscal and economic trends: 25 September 2012 at 9:00am SA time

- Wafi-Golpu project: 25 September 2012 at 23:30pm SA time

- Community affairs and sustainability: 26 September 2012 at 7:30am SA time

- 100% Harmony Exploration: 26 September 2012, 8:00am SA time

ends.

Issued by Harmony Gold Mining Company Limited

21 September 2012

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director